As filed with the Securities and Exchange Commission on April 28, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Corvis Corporation

(Exact name of registrant as specified in its charter)

Delaware	0-12751	52-2041343
(State of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7015 Albert Einstein Drive

Columbia, Maryland 21046-9400

(443) 259-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David R. Huber

Chairman and Chief Executive Officer

7015 Albert Einstein Drive

Columbia, Maryland 21046-9400

(443) 259-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Philip J. Niehoff, Esq.

Mayer, Brown, Rowe & Maw LLP

190 South LaSalle Street

Chicago, Illinois 60603-3441

(312) 782-0600

Approximate date of commencement of the proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Price Per Share (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee

Common Stock, par value $.01 per share	247,191,313 Shares	$1.82	$449,888,190	$57,001

(1)	A portion of the shares of common stock being registered hereunder are issuable upon conversion of principal and interest on notes and upon exercise of warrants granted to the selling stockholders named in the accompanying prospectus or in a prospectus supplement. In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Calculated as the average of the high and low prices on April 27, 2004.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on any date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated April 28, 2004.

247,191,313 Shares

Corvis Corporation

Common Stock

The selling stockholders and their transferees, pledgees, donees or other successors in interest identified in this prospectus under the heading “Selling Stockholders” are offering and selling up to 247,191,313 shares of our common stock. In November 2003, we issued 2.75 million shares of our common stock and a warrant to purchase 7.25 million shares to one of the selling stockholders. On February 9, 2004, we sold $225 million of our senior convertible notes as well as warrants to purchase 27,328,380 shares of our common stock to the other selling stockholders. We will not receive any of the proceeds from the sale of shares by the selling stockholders, but upon any exercise of a warrant, we will receive the exercise price. The selling stockholders may, but are not obligated to, sell their shares in a number of different ways and at varying prices. See “Plan of Distribution” on page 21 for a discussion of how the selling stockholders may dispose of the shares covered by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “CORV.” On April 27, 2004, the reported last sale price of our common stock on the Nasdaq National Market was $1.79 per share.

Sales of our common stock using this prospectus may be made directly to purchasers or through one or more underwriters, broker-dealers or agents.

See “Risk Factors” beginning on page 2 of this prospectus for a discussion of various factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated April     , 2004.

i

THE COMPANY

We own a greater than 97% ownership interest in C III Communications, LLC, a Delaware limited liability company, which, through its wholly owned subsidiary Broadwing Communications, LLC, a Delaware limited liability company, acquired most of the assets and certain of the liabilities of Broadwing Communications Services, Inc., one of our largest customers. Broadwing Communications, LLC is an Austin, Texas based provider of data and voice communication services throughout the United States. These services consist primarily of long-haul data transmission, voice and Internet traffic over dedicated circuits connecting 137 cities nationwide over approximately 18,700 route miles of fiber-optic transmission facilities. Broadwing’s switched voice services are provided to both wholesale and retail customers. Pre-acquisition purchases by Broadwing represented $8.7 million out of our $20.2 million in total revenues in 2002, and $0.5 million of our $4.1 million in total equipment revenues in 2003.

We also design, manufacture and sell high performance all-optical and electrical/optical communications systems for use in ultra long-haul networks. Our product lines include terrestrial and subsea ultra long-haul and point-to-point optical transport systems that include switches and in-line amplifiers that direct and transport optical signals, and network management software. We also provide installation and professional services that support our product offerings.

We believe that, by acquiring the Broadwing assets, we have obtained an undervalued service provider at an opportune time. Broadwing’s network utilizes Corvis’ ultra-long-haul all-optical equipment, and with this technological advantage, together with its high quality and cost effective service offerings, we believe that it is uniquely positioned to compete and succeed in the telecommunications services industry. The Broadwing transaction represents a change in our primary business focus and makes us a diversified business offering a complete package of optical networking solutions. The communications services division is now the major focus of investment for the company and revenues from Broadwing will account for a majority of our revenues for the foreseeable future.

We have had net losses each year since our inception in June 1997. As of December 31, 2003, our accumulated deficit was $2.5 billion. Beginning in 2001 and continuing through 2004, conditions within the general economy and telecommunications sector have resulted in reduced capital expenditures by carriers and a reduced demand for telecommunications networking systems. These declines have had a severe adverse impact on our equipment revenue, which declined from $188 million in 2001 to $20 million in 2002 and $4.1 million in 2003, and results of operations. We cannot predict when or if market conditions will improve.

Corvis was incorporated under the laws of the State of Delaware on June 2, 1997 under the name NOVA Telecommunications, Inc. On February 5, 1999, we changed our name to Corvis Corporation. Our principal executive offices are located at 7015 Albert Einstein Drive, Columbia, Maryland 21046 and our telephone number is (443) 259-4000. Our Internet website address is www.corvis.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with or furnished to the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file them with or furnish them to the SEC.

RISK FACTORS

Risks Related to Our Communications Services Division

Broadwing’s ability to utilize its network may be severely limited if it is not able to maintain rights-of-way and permits, which would adversely affect our revenues and cash flow.

Broadwing’s network consists of several thousand miles of fiber optic cable buried across the United States on property that it does not own. Its ability to utilize this network depends on it maintaining rights-of-way and required permits from railroads, utilities, government authorities and third-party landlords on satisfactory terms and conditions. Broadwing cannot guarantee that it will be able to maintain all of the existing rights and permits. Although Broadwing expects to maintain and renew its existing agreements, the loss of a substantial number of existing rights and permits could have a material adverse impact on our sales if we are unable to provide services to our customers or on our profitability and financial condition if we are required to purchase higher priced network alternatives. For portions of Broadwing’s network that it leases or purchases use rights from third parties, Broadwing must rely on such third parties’ maintenance of all necessary rights-of-way and permits. Some agreements that Broadwing may rely on to use portions of other companies’ networks could be terminated if associated rights-of-way were terminated, which would adversely affect our ability to serve our customers and our revenue and profitability.

Significant capital expenditures will be required to maintain Broadwing’s network, and if Broadwing fails or is unable to adequately maintain its networks there could be a material adverse effect on our sales, revenue and financial condition.

Broadwing could incur significant capital expenditures as a result of unanticipated expenses, regulatory changes and other events that impact its business. If Broadwing does not have sufficient cash on hand or the ability to borrow sufficient cash on favorable terms, it may be unable to make any necessary capital expenditures. If Broadwing fails to adequately maintain its networks to meet customer needs there could be a material adverse impact on our revenue and profitability. Broadwing also could be subject to lawsuits or regulatory proceedings for failure to adequately maintain its networks.

Regulatory initiatives could put Broadwing at a competitive disadvantage or lower the rates that Broadwing is permitted to charge for its services, which would decrease Broadwing’s revenue and profitability.

Broadwing is subject to regulatory oversight of varying degrees at the state and federal levels. Broadwing is regulated primarily by both the Federal Communications Commission, or FCC, and the state public utility commissions in the states in which it provides services to customers. The FCC provides regulatory oversight for service terms and rates offered by the Broadwing business. State public utility commissions can issue regulations that affect the types of services that Broadwing can provide and the rates Broadwing can charge for its services, as well as with respect to certain other consumer-related issues. Regulatory initiatives that would put Broadwing at a competitive disadvantage or mandate lower rates for its services could result in lower profitability and cash flow. The FCC or other federal, state and local governmental authorities having jurisdiction over the Broadwing business could adopt regulations or take other actions that would adversely affect Broadwing’s business prospects or operating results.

The communications industry has been the subject of legislative initiatives at both the federal and state levels, and we expect these initiatives to continue. The Telecommunications Act of 1996, which we refer to as the Telecom Act, provides, among other things, a framework for local competition, but requires the FCC and state governmental agencies to implement rules for this framework. These rules have been the subject of numerous appeals, both in the courts and to Congress. Legislation has been proposed to amend the Telecom Act in almost every session of Congress since its adoption, and members of Congress use hearings and letters to regulators to influence the rules adopted to implement it. This Congressional participation in the development of regulatory policy and enforcement has caused the regulatory process relating to the communications industry to become less predictable and increases the risk that Broadwing will be adversely affected by the rules that are ultimately implemented and/or the regulatory process. Similar legislative involvement has occurred in various states. Any regulatory changes could have a material adverse effect on our revenue and profitability.

Broadwing relies, in part, on portions of competitors’ networks to carry communications signals. If Broadwing is not able to continue these agreements, it may incur additional significant expenses obtaining alternate agreements with other carriers to carry communications signals, which could adversely affect its profitability and financial condition.

Broadwing uses network resources owned by other companies for portions of its network. Broadwing obtains the right to use such network portions through operating leases and IRU agreements in which Broadwing pays for the right to use such other companies’ fiber assets and through agreements in which Broadwing exchanges the use of portions of its network for the use of portions of such other companies’ networks. In several of those agreements, the counter party is responsible for network maintenance and repair. If a counter party to a lease, IRU or an exchange suffers financial distress or bankruptcy, Broadwing may not be able to enforce its rights to use such network assets or, even if Broadwing could continue to use such network assets, it could incur material expenses related to their maintenance and repair. Broadwing also could incur material expenses if it were required to locate alternative network assets. Broadwing may not be successful in obtaining reasonable alternative network assets if needed. Failure to obtain usage of alternative network assets, if necessary, could have a material adverse impact on Broadwing’s ability to carry on business.

In an effort to limit its costs for the use of such third party networks, Broadwing has undertaken an initiative to reduce its dependency on the networks of its competitors. Broadwing will execute this initiative in a number of ways, including by strategically moving traffic to lower cost third party networks, purchasing its own fiber in areas where access charges are high and/or where warranted by traffic volumes and renegotiating interconnection agreements as opportunities allow. If Broadwing is unable to successfully execute this cost reduction strategy, it will continue to pay higher access costs which may delay its ability to reach profitability.

If Broadwing is not able to successfully introduce new products and services, its sales and profitability could be adversely affected.

Broadwing’s success depends on being able to anticipate the needs of current and future enterprise and carrier customers. Broadwing seeks to meet these needs through new product introductions, service quality and technological superiority. Broadwing’s failure to anticipate the needs of these customers and to introduce the new products and services necessary to attract or retain these customers could have a material adverse impact on our sales and profitability.

Continuing softness in the economy is having a disproportionate effect in the communications industry and has adversely affected, and is expected to continue to adversely affect, our sales, profitability and financial condition.

Beginning in 2001, the business environment for the telecommunications industry deteriorated significantly and rapidly and remains weak. This was primarily due to: the general weakness of the U.S. economy, which was exacerbated by the events of September 11, 2001, and concerns regarding terrorism;

pressure on prices for broadband services due to substantial excess fiber capacity in most markets; and forecasted demand for broadband services not being realized as a result of the state of the economy, the bankruptcy or liquidation of a substantial number of Internet companies and financial difficulties experienced by many communications customers. If these trends continue, there could be a material adverse impact on our sales, profitability and financial condition.

A significant portion of Broadwing’s revenue is derived from communications carriers, many of which have filed for bankruptcy or have been adversely affected financially by the prolonged decrease in the demand for telecommunication services. If these carriers are unable to pay they money that they owe to us or shift their business to other fiber companies or otherwise reduce their use of Broadwing’s network, our sales and financial condition could be adversely affected.

Revenue from Broadwing’s ten largest customers accounted for approximately 20% of total revenue since the acquisition. In addition, a significant portion of Broadwing’s revenue is derived from communications carriers. Revenue from communications carriers accounted for 40% of Broadwing’s total revenue in 2003. Most of Broadwing’s arrangements with large customers do not provide Broadwing with guarantees that customer usage will be maintained at current levels. Industry pressures have caused communications carriers to look aggressively for ways to cut costs which has resulted in reduced demand and reduced prices. In addition, construction of their own facilities by certain of Broadwing’s customers, construction of additional facilities by competitors or further consolidation in the communications industry involving Broadwing’s customers could lead those customers to reduce or cease their use of Broadwing’s network. To the extent these large customers cease to employ Broadwing’s network to deliver their services, or cannot pay outstanding accounts receivable balances, our sales and financial condition could be materially adversely affected. Broadwing also may be required to expend substantial sums to enforce its contractual rights.

Because Broadwing is dependent on limited sources of supply for certain key network components, the inability of those suppliers to provide needed equipment or services could materially adverse affect our sales and operating expenses.

Where possible and practical, Broadwing utilizes commercially available technologies and products from a variety of vendors, including our equipment division. There can be no assurance that Broadwing will be able to obtain equipment from these vendors in the future. If Broadwing cannot obtain adequate replacement equipment or service, or an acceptable alternate vendor, we could experience a material adverse impact on our sales if such losses affect our ability to provide our customers service or operating expenses if such losses require us to invest in higher cost network alternatives.

Network failure and transmission delays and errors could expose Broadwing to potential liability that could materially adversely affect our sales and financial condition.

Broadwing’s network utilizes a variety of communication equipment, software, operating protocols and components of others’ networks for the high-speed transmission of data and voice traffic among various locations. Such equipment, software and physical locations could malfunction, suffer physical damage or otherwise become impaired. Broadwing is held to high quality and delivery standards in its customer contracts. Network failures or delays in data delivery could cause service interruptions resulting in losses to Broadwing’s customers. Failures or delays could expose Broadwing to claims by its customers that could have a material impact on our sales and financial condition.

Increased competition could adversely affect Broadwing’s sales, profitability and cash flow.

There is substantial competition in the communications industry. Competition may intensify due to the efforts of existing competitors to address difficult market conditions through reduced pricing, bundled offerings or otherwise, as well as a result of the entrance of new competitors and the development of new technologies, products and services. Price competition has been intense and may further intensify. If Broadwing cannot offer reliable, value-added services on a price competitive basis in any of its markets, it could experience a decline in revenue. In addition, if Broadwing does not keep pace with technological advances or fails to respond timely to changes in competitive factors in the industry, it could lose market share or experience a decline in its revenue and profit margins.

Broadwing faces significant competition from companies such as AT&T Corp., MCI, Sprint Corporation, Level 3 Communications, Inc., Qwest Communications International Inc., Wiltel Communications Group, Inc. and regional phone companies. The significant capacity of these competitors could result in decreasing prices even if the demand for higher-bandwidth services increases. In addition, some competitors are experiencing financial difficulties or are in bankruptcy reorganization. Competitors in financial distress or competitors emerging from bankruptcy with lower cost capital structures and substantial excess capacity in most markets could exacerbate downward pricing pressure in the communications industry.

Risks Related to Our Communications Equipment Division

Our optical equipment and services business has been adversely affected by recent developments in the communications industry and the economy in general.

For much of the last five years the market for our optical equipment has been influenced by the entry into the communications services business of a substantial number of new companies. In the United States, that was due largely to changes in the regulatory environment, in particular those brought about by the Telecommunications Act of 1996. These new companies raised billions of dollars in capital, much of which they invested in new equipment, causing an acceleration in the growth of the market for communications equipment.

Recently, we have seen a significant reversal of this trend, including the failure of a large number of the new entrants and a sharp contraction of the availability of capital to the industry. Bankruptcies in the industry have slowed expenditures and investments. This, in turn, has caused a substantial reduction in demand for communications equipment, including our products.

This industry trend has been compounded by the slowing not only of the U.S. economy but the economies in virtually all of the countries in which we are marketing our products. The combination of these factors has caused customers to become more conservative in their capital investment plans and more uncertain about their future purchases. As a consequence, we are facing a market that is both reduced in absolute size and more difficult to predict and plan for.

We expect the factors described above to affect our business, for at least several more quarters, in several significant ways compared to the recent past:

•	it is likely that our markets will be characterized by reduced capital expenditures by our customers;

•	our ability to forecast the volume and product mix of our sales will be substantially reduced; and

•	we will continue to experience price pressures.

We are exposed to the credit risk of our customers and the failure of any of those customers to pay us what they owe us could materially adverse affect our revenues and financial condition.

Industry and economic conditions have weakened the financial position of some of our customers and potential customers. To sell equipment and services to some of these customers, we may be required to extend favorable payment terms. While we monitor these situations carefully and attempt to take appropriate measures to protect ourselves, it is possible that we may have to write-down or write-off doubtful accounts. Such write-downs or write-offs, if large, could have a material adverse effect on our revenues and financial condition. We have provided extended credit terms to some of our customers. While we have done only a limited amount of this type of financing in the past, the increasingly competitive environment in which we operate may require us to engage in more competitive financing arrangements. Our ability to recognize revenue from financed sales will depend on the relative financial condition of the specific customer, among other factors. Any change in the financial condition of our customers could have a material adverse effect on our revenues and financial condition.

The markets for optical networking products are evolving and uncertain and our revenues and financial condition will suffer if they do not develop as we expect.

Most carriers have made substantial investments in their current network infrastructure, and many have announced significant reductions in their capital expenditures. It is uncertain when these reductions in capital expenditures will be reversed. In addition, carriers may elect to remain with current network architectures or to adopt new architectures in limited stages or over extended periods of time. A decision by a customer to purchase our optical networking solutions will involve a significant capital investment. We will need to convince these carriers of the benefits of our solutions for future network deployment. We cannot be certain that a viable market for our products will further develop or be sustainable. If this market does not develop further, or develops more slowly than we expect, our revenues and financial condition would be harmed.

The markets we serve are highly competitive and we may not be able to achieve or maintain profitability.

Competition in optical networking markets is intense. These markets have historically been dominated by large companies, such as Alcatel, Cisco, Lucent, Ciena and Nortel. We may face competition from other large communications equipment companies that are currently in or that may enter our market. In addition, a number of private companies have announced plans for new all-optical products to address the same network needs that our products address. Due to several factors, including the lengthy sales cycle, testing and deployment process and manufacturing constraints associated with large-scale deployments of our products, we may lose any advantage that we might have by being an early provider of all-optical network products prior to achieving market penetration. Many of our competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and sales and marketing resources than we do and may be able to undertake more extensive marketing efforts, adopt more aggressive pricing policies and provide more vendor financing than we can. Moreover, our competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with our products or render our products obsolete. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter our markets, further intensifying competition.

In order to compete effectively, we must, among other things, deliver products that:

•	provide high reliability;

•	provide an overall cost-effective solution for carriers;

•	reduce operating costs;

•	increase network capability easily and efficiently with minimal disruption;

•	operate with existing equipment and network designs;

•	reduce the complexity of the network in which they are installed by decreasing the amount of equipment required; and

•	provide effective network management.

In addition, we believe that a knowledge of the infrastructure requirements applicable to carriers, experience in working with carriers to develop new services for their customers, and an ability to provide vendor financing are important competitive factors in our market. We have limited knowledge of carriers’ infrastructure requirements and limited experience in working with carriers to develop new services. In addition, we currently provide only a limited vendor-sponsored financing program. Many of our competitors, however, are able to offer more complete financing programs, which may influence prospective customers to purchase from our competitors rather than from us.

If we are unable to compete successfully against our current and future competitors, we may have difficulty obtaining customers, and could experience price reductions, order cancellations, increased expenses and reduced gross margins, any one of which would harm our revenue and profitability.

The communications industry is subject to government regulations that could harm our business.

The Federal Communications Commission, or FCC, has jurisdiction over the entire communications industry and, as a result, our products and our customers’ products are subject to FCC rules and regulations. Current and future FCC rules and regulations affecting communications services, our products or our customers’ businesses or products could negatively affect our business. In addition, international regulatory standards could impair our ability to develop products for international carriers in the future. Delays caused by our compliance with regulatory requirements could result in postponements or cancellations of product orders, which would harm our revenue and profitability. Further, we cannot be sure that we will be successful in obtaining or maintaining any regulatory approvals that may, in the future, be required to operate our business.

Risks Related to Product Manufacturing

We have transitioned a substantial portion of our manufacturing capability to an outside party as part of a sole-source manufacturing outsource agreement. If we are unable to manage our manufacturing out-sourcing arrangement effectively, or if we do not accurately project demand, our revenue and profitability could be harmed.

Our future operating results will depend on our ability to develop and manufacture our products cost-effectively. To do so, we will have to develop, with our outsource partner, manufacturing processes that will allow us to produce sufficient quantities of products at competitive prices.

If we are unable to manage our manufacturing capacity or if we do not accurately project demand, we will have insufficient capacity or excess capacity, either of which will seriously harm our business. There are numerous risks associated with outsourcing manufacturing capabilities, including, among other things, the following:

•	difficulties in achieving adequate yields from new manufacturing lines;

•	the inability to meet customer delivery requirements during the transition period; and

•	increased warranty costs due to reductions in quality control.

We currently have limited internal production capacity and we rely on Celestica to meet our production specifications to fill orders on a timely basis. Under the terms of the contract, we will provide Celestica with demand forecasts up to six months prior to scheduled delivery to our customers. If we overestimate our requirements, we may be subject to certain cancellation penalties or be required to purchase quantities in excess of our needs. If we underestimate our requirements, Celestica may not have adequate inventory to meet our production need which could result in shipment delays to our customers or we could be subject to additional charges.

We depend on sole source and limited source suppliers for several key components. If we are unable to obtain these components on a timely basis, we will be unable to meet our customers’ product delivery requirements, which would harm our reputation, sales and profitability.

Our products include several key components from single or limited sources. From time to time, there have been industry-wide shortages of some optical components. Furthermore, given current economic conditions, several suppliers have made the decision to no longer support certain component manufacturing or have ceased operations entirely. If any of our sole or limited source suppliers experiences capacity constraints, work stoppages or any other reduction or disruption in output, including ceasing operations entirely, they may be unable to meet our delivery schedule. Our suppliers may enter into exclusive arrangements with our competitors, be acquired by our competitors, go out of business, stop selling their products or components to us at commercially reasonable prices, refuse to sell their products or components to us at any price or be unable to obtain or have difficulty obtaining components for their products from their suppliers, and we may be unable to develop alternative sources for the components.

Even if alternate suppliers are available, identifying them is often difficult and time consuming. We have key components that are available from only one qualified supplier. The process of qualifying vendors can take a significant amount of time and is not always successful. If we do not qualify multiple vendors or receive critical components in a timely manner, we will be unable to manufacture our products in a timely manner and would, therefore, be unable to meet customers’ product delivery requirements. Any failure to meet a customer’s delivery requirements could harm our reputation and decrease our sales and profitability.

Some of our competitors are also our suppliers and if our supply relationship with them deteriorates, it could limit our access to key components and harm our sales.

Some of our component suppliers are both our primary source for those components and major competitors in the market for communications equipment. For example, we buy some of our key components from Lucent and Alcatel, each of which offers communications systems and equipment that compete with our products. Our sales could be harmed and our operating costs increased if these supply relationships were to change in any manner adverse to us.

Risks Related to Our Products

Our products may have defects that we discover only after full deployment, which could seriously harm our sales and profitability.

Optical products are complex and are designed to be deployed in large quantities across complex networks. Because of the nature of the products, they can only be fully tested when completely deployed in large networks with high amounts of traffic. Our customers may discover errors or defects in the hardware or the software, or our products may not operate as expected, after they have been fully deployed. If we are unable to fix defects or other problems that may be identified in full deployment, we would experience, among other things:

•	loss of, or delay in, revenue;

•	loss of existing customers;

•	failure to attract new customers or achieve market acceptance;

•	diversion of development resources;

•	increased service and warranty costs;

•	legal actions by our customers; and

•	increased insurance costs.

Defects, integration issues or other performance problems in our products could result in financial or other damages to our customers or could negatively affect market acceptance for our products. Our customers could also seek damages for losses from us, which, if the customers were successful, would seriously harm our sales and profitability. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly and would put a strain on our management and resources.

Our equipment business will suffer if we do not respond rapidly to technological changes.

The market for network communications equipment is characterized by rapid technological change, frequent new product introductions and changes in customer requirements. We may not be able to respond quickly or effectively to these developments. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent our development, introduction or marketing of new products and enhancements. The constant introduction of new products by competitors, market acceptance of products based on new or alternative technologies or the emergence of new industry standards has led to significant inventory write-downs and could render our existing or future products obsolete.

In developing our products, we have made, and will continue to make, assumptions about the industry standards that may be adopted by our competitors and potential customers. If the standards adopted are different from those that we have chosen to support, market acceptance of our products may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of products incorporating new technologies and the emergence of new industry standards could render our existing products obsolete. In order to introduce products incorporating new technologies and new industry standards, we must be able to gain access to the latest technologies of our suppliers, other network vendors and our potential customers. Any failure to gain access to the latest technologies may seriously harm our sales and profitability.

Our business will be adversely affected if we are unable to protect our intellectual property rights from third-party challenges.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Failure to protect our intellectual property could allow others to gain a competitive advantage and adversely affect our sales.

We are involved in an intellectual property dispute and in the future we may become involved in similar disputes, which could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products.

On July 19, 2000, Ciena filed a lawsuit in the U.S. District Court for the District of Delaware alleging that we are willfully infringing three of Ciena’s patents. Ciena sought injunctive relief, monetary damages including treble damages, as well as costs of the lawsuit, including attorneys’ fees. We have filed an answer to the complaint, as well as counter-claims alleging, among other things, invalidity and/or unenforceability of the patents in question.

In February 2003, jury trials were held on the issues of infringement and invalidity of the patents. Corvis’ all-optical networking products were found not to infringe two of Ciena’s WDM system patents. Corvis’ inverse multiplexing transceiver product, which can be used along with our all optical networking products, was found to infringe a third Ciena patent on bit rate transparent devices. The jury did not reach a verdict on a fourth Ciena WDM system patent, but on retrial a jury found that the manner in which certain Corvis OC-48 transmitters and receivers convert the signals from optical form to an electronic form and back again infringed the Ciena patent. The jury verdicts are interim verdicts, and additional trial court proceedings remain before a decision is made by the court and judgment is entered.

Although we believe that we will ultimately prevail in this litigation, we cannot be certain that the interim jury verdicts of infringement will be overturned, or that infringement of other patents in the suit will not be found in later legal proceedings. To the extent it is necessary, a trial to determine damages will be held following any appeals. Such appeals can take up to a year or more before final determination. Based on the current status of the litigation, we cannot reasonably predict the likelihood of any final outcome. A final adverse determination in, or settlement of, the Ciena litigation could involve the payment of significant amounts by us, or could include terms in addition to payments, such as a redesign of some of our products, either of which could have a material adverse effect on our business.

We or our customers may be a party to additional litigation in the future to protect our intellectual property or to respond to allegations that we infringe others’ intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers against the alleged infringement. If we are unsuccessful in any intellectual property litigation, we could be subject to significant liability for damages and loss of our proprietary rights. Intellectual property litigation, regardless of its success, would likely be time consuming and expensive to resolve and would divert management time and attention. In addition, we could be forced to do one or more of the following:

•	stop selling, incorporating or using products that include the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

•	redesign those products that use the technology, which may be time-consuming or impossible.

If we are forced to take any of these actions, our business may be seriously harmed as a result of reduced sales or increased operating expenses.

If necessary licenses of third-party technology for use in our equipment business are not available to us or are very expensive, our profitability would be seriously harmed.

We currently license technology for our use in our equipment business, and from time to time we may be required to license additional technology, from third parties to sell or develop our products and product enhancements. Our existing and future third-party licenses may not be available to us on commercially reasonable terms, if at all. Our inability to maintain or obtain any third-party license required to sell or develop our products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm our sales and profitability.

Our equipment business will suffer if we fail to properly manage our size and continually improve our internal controls and systems.

We continue to adjust the scope of our operations, as well as our manufacturing and customer support capabilities, develop new distribution channels and fund research and development. Adjustments have included significant staff reductions in both 2001 and 2002, continuing in 2003. Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. In order to manage our size properly, we must:

•	train, manage and retain qualified personnel, including engineers and research and development personnel;

•	effectively plan and implement product portfolio improvements and innovations;

•	manage our manufacturing operations, controls and reporting systems;

•	effectively manage multiple relationships with our customers, suppliers and other third parties; and

•	implement additional operational controls, reporting and financial systems and procedures.

Failure to do any of the above in an efficient and timely manner could seriously harm our financial condition and results of operations.

Risks Related to Our Financial Results

We have incurred significant losses since inception, and we expect losses to continue in the future.

We have incurred significant net losses since inception. As of December 31, 2003, we had an accumulated deficit of approximately $2.5 billion. We expect to incur significant losses in the near-term. We cannot be certain that we will ever achieve profitability. We will need to generate significant revenue and control costs to achieve profitability.

The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

Our revenue and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause the price of our common stock to fluctuate. The primary factors, among other things, that may affect our quarterly results include the following:

•	demand for optical networking products and services;

•	loss of customers or the ability to attract new customers;

•	the timing and size of sales of our products and services;

•	cancellation of or delays in customer orders;

•	changes in our pricing policies or the pricing policies of our competitors;

•	costs related to acquisitions of technology or businesses; and

•	general economic conditions as well as those specific to the communications and related industries.

A delay in generating or recognizing revenue could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses. It is possible that in some future quarters our results may be below the expectations of analysts and investors. In this event, the price of our common stock will likely decrease.

If we become subject to unfair hiring claims we could incur substantial costs in defending ourselves or management’s attention could be diverted away from our operations.

Companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have received claims of this kind in the past, and we may receive claims of this kind in the future as we seek to hire qualified personnel. We could incur substantial costs in defending ourselves or our employees against such claims, regardless of the merits of the claims. In addition, defending ourselves from such claims could divert the attention of management away from our operations.

We may need additional capital to fund our existing and future operations. If we are unable to obtain additional capital, we may be required to reduce the scope of our planned product development and marketing and sales efforts, which would hurt our sales and profitability.

The development, marketing and sales of new products is expected to require a significant commitment of resources. We may incur significant operating losses or expend significant amounts of capital if, among other things:

•	the market for our products develops more slowly than anticipated;

•	we fail to establish market share or generate revenue;

•	our capital expenditure forecasts change or prove inaccurate; and

•	we need to respond to unforeseen challenges or take advantage of unanticipated opportunities.

As a result, we may need to raise additional capital. To the extent that we raise additional capital through the sale of equity or debt securities, the issuance of such securities could result in dilution to our existing stockholders. If additional funds are raised through the issuance of debt securities, the terms of such debt could impose additional restrictions on our operations. Additional capital, if required, may not be available on acceptable terms, or at all. If we are unable to obtain additional capital, we may be required to reduce the scope of our planned product development and marketing and sales efforts, which would harm our sales and profitability.

We depend on our key personnel to manage our business effectively. If we are unable to retain our key personnel, our sales and financial condition could be harmed.

Our future success depends upon the continued services of our executive officers and other key engineering, manufacturing, operations, sales, marketing and support personnel who have critical industry experience and relationships that we rely on to implement our business plan. The loss of the services of any of our key employees, including Dr. David Huber, our founder, Chairman and Chief Executive Officer, could delay the development and production of our products and negatively impact our ability to maintain customer relationships, which would harm our sales and financial condition.

Risks Related to this Offering

We have a large number of shares of common stock that can be sold in the public market, and future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline.

A substantial number of shares of our common stock could be sold into the public market in this offering. Applying the assumptions stated in the table below, up to 178,918,770 shares could be offered for sale pursuant to this prospectus, representing approximately 27% of our outstanding common stock as of February 28, 2004. In addition, in August 2003, we sold 67,278,280 shares of our common stock to a group of purchasers for $1.15 per share and granted these investors additional investment rights to purchase up to an additional 13,455,657 shares of our common stock at $1.30 per share. We recently registered 80,733,937 shares, representing approximately 16% of our outstanding common stock, in connection with that offering. We also entered into an agreement in February 2004 to purchase Focal Communications Corporation for a total consideration of $210 million, including $101 million of our common stock. These shares are shown in the table below:

Transaction	Shares that May be Sold		Portion of our Outstanding shares as of February 28, 2004
This offering	178,918,770	(1)	27%
August 2003 shares and investment rights	80,733,937		16%
Focal Communications Purchase	54,891,300	(2)	10%
Total	314,544,007	(3)	43%

(1)	Assumes that we pay all principal and interest on the notes in stock, that there are no other conversions or redemptions and that principal and interest are converted at a 5% discount to our common stock’s trading price at the time of payment (based on a per share trading price of $1.84, the conversion price is assumed to be $1.748 for purposes of this table). This number differs from the total number of shares we are registering under this registration statement because we are contractually required to register 1.75 times the number of shares issuable upon conversion of the notes, 1.25 times the number of shares issuable upon exercise of the warrants and shares to cover interest paid in stock. We are also required to use the initial valuation price, as defined in the securities purchase agreement for the notes and warrants, to convert principal and a twenty day weighted average price to convert interest for purposes of determining how many shares to register. See “Selling Stockholders”. If the market price of our common stock decreases when principal or interest payments are due under the convertible notes, we will have to issue more shares of our common stock if we choose to make principal or interest payments using common stock.

(2)	Based on a per share price of $1.84, which was the closing price of our common stock on April 16, 2004

(3)	If the convertible notes were converted into shares of our common stock by the holders at the fixed conversion price of $5.75 per share (and assuming that we paid all interest payments in shares of our common stock at a conversion price of $5.75), then the total shares that may be sold from the transactions described in the above table would be approximately 225,000,000 shares, or 35%, based on the closing price of our common stock on February 28, 2004.

The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our ability to obtain capital through an offering of equity securities. If we were to offer or sell equity securities after the registration statement of which this prospectus is a part becomes effective, or if any of our officers or other stockholders sold common stock, such offers or sales may put further downward pressure on the market price of our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered for sale in this prospectus by the selling stockholders. The selling stockholders will receive all of the net proceeds from these sales.

SELLING STOCKHOLDERS

In a private placement in November 2003, we issued Cequel III 2.75 million shares of our common stock and a warrant to purchase an additional 7.25 million shares at per share prices ranging from $1.37 to $2.25, subject to anti-dilution adjustments. On February 9, 2004, we sold in a private placement $225 million of our senior secured convertible notes as well as warrants to purchase 27,328,380 shares of our common stock to the other selling stockholders. The notes are convertible at the selling stockholders’ option at any time into our common stock at a fixed conversion price of $5.75 per share subject to anti-dilution adjustments. Interest on the notes may be paid in shares of our common stock, at our option and subject to certain conditions, at a five percent discount to our stock trading price at the time of payment. These conditions to our right to pay in stock include compliance with the provisions of the applicable securities purchase agreement, note, warrant and registration rights agreement, the absence of events of default under these agreements, continued listing of our shares and effectiveness of this registration statement. We may pay principal on the notes in shares of our common stock at a five percent discount to our stock trading price at the time of payment, again provided that the conditions described above are met. The warrant exercise price is $2.37 per share, subject to anti-dilution adjustments. We are registering the shares of common stock issuable under these notes and warrants, the shares issued to Cequel III and the shares issuable under the warrant issued to Cequel III, in each case, pursuant to an agreement entered into at the time the shares, notes and/or warrants were issued, in order to permit the selling stockholders to offer the shares for resale from time to time.

Except for the ownership of the convertible notes and the warrants, the purchase of securities from the Company on August 28, 2003 and our dealings with Cequel III described in the next sentence, the selling stockholders have not had any material relationship with us within the past three years. Until our renegotiation which gave rise to the issuance of shares and warrants to Cequel III, Cequel III held a one percent equity interest and additional equity participation interests in our subsidiary, Broadwing Communications LLC, and provided services to Broadwing under a management services agreement. The term “selling stockholders” also includes transferees, pledgees, donees and other successors in interest to any of the selling stockholders if certain conditions set forth in the applicable registration rights agreement are met. The information concerning the selling stockholders may change from time to time, and any changes and the names of any such selling stockholders will be set forth in supplements to this prospectus as required.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of common stock and warrants, in the case of Cequel III, and on its ownership of the convertible notes and the warrants, in the case of the other selling stockholders, as of March 31, 2004, assuming conversion of all convertible notes at the conversion price of $5.75 per share and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise, and any other shares that were held by the selling stockholders on March 31, 2004. For purposes of the second column, we further assume that there are no other conversions or redemptions of the notes and warrants and that interest is paid in cash. The actual number of shares that are issued to selling stockholders under the notes and warrants will differ from the number set forth in this table based on the market price of our shares, the conversion or exercise prices then in effect and whether we choose to pay principal or interest in stock or cash. See “Risk Factors – Risks Related to this Offering.”

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders as calculated in accordance with the following sentence. In accordance with the terms of registration rights agreements with the holders of the convertible notes and the related warrants, this prospectus generally covers the resale of at least the sum of (i) 175% of the maximum number of shares of common stock issuable upon conversion of the convertible notes (assuming that the convertible notes are convertible at their initial valuation price as defined in the applicable notes ($2.0583) and without taking into account any limitations on the conversion of the convertible notes set forth in the convertible notes) and (ii) 125% of the maximum number of shares of common stock issuable upon exercise of the related warrants (without taking into account any limitations on the exercise of the warrants set forth in the related warrants) and (iii) the maximum number of shares of common stock issuable as interest on the convertible notes assuming no conversions or redemptions prior to the maturity date of the convertible notes, calculated using as a conversion price 95% of the arithmetic average of the weighted average price of the common stock on each of the 20 consecutive trading days immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the convertible notes, the exercise price of the warrants and the interest payable on the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus or set forth in the second or third column below. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes and the related warrants, a selling stockholder may not convert the convertible notes, or exercise the related warrants, to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted and upon exercise of the related warrants which have not been exercised. The number of shares in the second and third column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.” The information set forth below is based on information provided by or on behalf of the selling stockholders.

Name of Selling Stockholder	Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Beneficially Owned After the Offering (assumes all shares offered hereby are sold and that no additional shares are acquired or disposed of)	Percentage of Outstanding Common Stock Owned After the Offering (assumes all shares offered hereby are sold and that no additional shares are acquired or disposed of)
Cequel III	10,000,000	10,000,000	0	0
Smithfield Fiduciary LLC (1)	22,422,197	47,438,262	9,130,434	1.8
Mainfield Enterprises, Inc. (2)	24,105,643	42,694,436	12,143,056	2.4
The Riverview Group LLC (3)	9,214,595	10,541,837	6,260,869	1.3
Portside Growth and Opportunity Fund (4)	5,474,066	15,812,754	1,043,478	*
Elliott Associates, L.P. (5)	2,953,725	10,541,837	0	0
Elliott International, L.P. (6)	4,430,587	15,812,754	0	0
Heimdall Investments Ltd. (7)	13,660,135	28,990,049	5,537,391	1.1
Cedric, LLC (8)	12,553,331	44,802,803	0	0
Isotop Limited (9)	5,759,764	20,556,581	0	0

Total:	110,574,043	247,191,313	34,115,228	6.4

*	less than 1%.

(1)	Shares shown as beneficially owned by Smithfield Fiduciary LLC prior to the offering include 7,608,695 shares of our common stock sold by us on August 28, 2003, 1,521,739 shares which may be purchased pursuant to additional investment rights granted at that time, 7,826,087 shares issuable upon conversion of the notes and 5,465,676 shares issuable upon exercise of the warrants. Highbridge Capital Management, LLC is the trading manager of Smithfield and consequently has voting control and investment discretion over the shares of common stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(2)	Shares shown as beneficially owned by Mainfield Enterprises, Inc. prior to the offering include 9,739,130 shares of our common stock sold by us on August 28, 2003, 1,947,826 shares which may be purchased pursuant to additional investment rights granted at that time, 7,043,479 shares issuable upon conversion of the notes and 4,919,108 shares issuable upon exercise of the warrants. Pursuant to an investment management agreement, Avi Vigder has voting discretion and investment control over securities held by Mainfield. Mr. Vigder disclaims beneficial ownership of the securities held by Mainfield.

(3)	Shares shown as beneficially owned by The Riverview Group LLC prior to the offering include 5,217,391 shares of our common stock sold by us on August 28, 2003, 1,043,478 shares which may be purchased pursuant to additional investment rights granted at that time, 1,739,131 shares issuable upon conversion of the notes and 1,214,595 shares issuable upon exercise of the warrants. The sole member of Riverview is Millennium Holding Group, L.P., a Delaware limited partnership. Millennium Management, LLC, a Delaware limited liability company, is the general partner of Millennium Holding. Israel A. Englander is the sole managing member of Millennium Management. To the extent permitted by applicable law, each of Millennium Holding, Millennium Management and Mr. Englander disclaim beneficial ownership of the shares owned by Riverview.

(4)	Shares shown as beneficially owned by Portside Growth & Opportunity Fund prior to the offering include 869,565 shares of our common stock sold by us on August 28, 2003, 173,913 shares which may be purchased pursuant to additional investment rights granted at that time, 2,608,696 shares issuable upon conversion of the notes and 1,821,892 shares issuable upon exercise of the warrants. Ramius Capital Group, LLC is the investment adviser of Portside and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(5)	Shares shown as beneficially owned by Elliott Associates L.P. prior to the offering include 1,739,130 shares of our common stock issuable upon conversion of the notes and 1,214,595 shares issuable upon exercise of the warrants. Paul E. Singer and Elliott Capital Advisors, L.P., a Delaware limited partnership which is controlled by Mr. Singer, are the general partners of Elliott Associates.

(6)	Shares shown as beneficially owned by Elliott International, L.P. prior to the offering include 2,608,695 shares of our common stock issuable upon conversion of the notes and 1,821,892 shares issuable upon exercise of the warrants. Hambledon, Inc., a Cayman Islands corporation which is also controlled by Mr. Singer, is the general partner of Elliott International. Elliott International Capital Advisors, L.P., a Delaware corporation, is the investment manager for Elliott International. Elliott International Capital expressly disclaims equitable ownership of and pecuniary interest in any of these securities.

(7)	Shares shown as beneficially owned by Heimdall Investments Ltd. prior to the offering include 4,347,826 shares of our common stock sold by us on August 28, 2003, 869,565 shares which may be purchased pursuant to additional investment rights granted at that time, 4,782,609 shares issuable upon conversion of the notes and 3,340,135 shares issuable upon exercise of the warrants. HBK Investments L.P. may be deemed to have sole voting power and sole dispositive power over the shares hold by Heimdall pursuant to an Investment Management Agreement between HBK Investments and Heimdall.

(8)	Shares shown as beneficially owned by Cedric, LLC prior to the offering include 7,391,304 shares of our common stock issuable upon conversion of the notes and 5,162,027 shares issuable upon exercise of the warrants. Angelo, Gordon & Co. L.P. is the Manager of Cedric. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon & Co. Each of Angelo, Gordon & Co., and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by Cedric.

(9)	Shares shown as beneficially owned by Isotop Limited, a Cayman Islands company, prior to the offering include 3,391,304 shares of our common stock issuable upon conversion of the notes and 2,368,460 shares issuable upon exercise of the warrants. Isotop Limited has appointed Amaranth Advisors L.L.C. as its trading advisor. Amaranth Advisors is also the trading advisor for Amaranth Securities L.L.C., which is a registered broker dealer. Nicholas M Maounis is the managing member of Amaranth Advisors.

PLAN OF DISTRIBUTION

We are registering the resale of the shares issued to Cequel III and issuable to Cequel III upon exercise of the warrant issued to Cequel III to permit resale of these shares from time to time after the date of this prospectus We are also registering the resale of the shares of common stock issuable upon conversion of the convertible notes, upon exercise of the related warrants and as interest on the convertible notes to permit the resale of these shares of common stock by the holders of the convertible notes and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions or transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer may attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). Such discounts, concessions or commissions may be allowed or re-allowed or paid to broker-dealers. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into, and cover, hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. Each of the selling stockholders has represented to us that:

•	it purchased the shares in the ordinary course of business; and.

•	at the time the purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to this registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $110,000 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The consolidated financial statements and schedule of Corvis Corporation and its subsidiaries as of December 31, 2003 and December 28, 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit reports covering the December 31, 2003 and December 28, 2002 consolidated financial statements refers to a change to the method of accounting for goodwill and other intangible assets as of December 30, 2001.

The audited historical financial statements of the Broadband Operations of Broadwing Communications, Inc. incorporated in this prospectus by reference to Amendment No. 4 to Corvis Corporation’s Current Report on Form 8-K dated June 13, 2003 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the restatement to reflect adjustments relating to a long-term construction contract as described in Note 2 to the financial statements and to the Broadband Operations of Broadwing Communications, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

VALIDITY OF COMMON STOCK

The validity of our common stock to be offered by the selling holder is being passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we have filed reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any of this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a Web site that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Securities Exchange Act of 1934 is 0-12751.

Incorporation By Reference

The rules of the SEC allow us to incorporate by reference information into this prospectus. “Incorporate by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

•	Our Annual Report on Form 10-K/A for the year ended December 31, 2003, as amended;

•	Our Current Reports on Form 8-K filed on June 30, 2003 (amended on August 26, 2003 and April 7, 2004, April 19, 2004 and April 20, 2004); and

•	The Description of our common stock from our Registration Statement on Form 8-A, filed with the SEC on July 11, 2000.

We also incorporate by reference all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (1) after the initial filing of the registration statement that contains this prospectus and before its effectiveness and (2) until the selling stockholders have sold all of the securities to which this prospectus relates or the offering is otherwise terminated. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

You can obtain any of the documents described above from the SEC or through the SEC’s web site at the address described above. We will provide to any person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus is a part. You can obtain any of these documents from us by requesting them in writing or by telephone at the following address:

Corvis Corporation

7015 Albert Einstein Drive

Columbia, Maryland 21046-9400

Attn: Secretary

(443) 259-4000

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution.

The following is a statement of the expenses payable by us in connection with the issuance and distribution of the securities being registered hereby. All amounts shown are estimates, except the SEC registration fee and the Nasdaq National Market listing fee.

SEC registration fee	$57,001
Printing and engraving	15,000
Legal fees and expenses	20,000
Accounting fees and expenses	15,000
Miscellaneous	2,999

Total	$110,000

ITEM 15.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law (“DGCL”), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and require us to advance litigation expenses upon our receipt of an undertaking by a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

We also have insurance on our directors and officers, which covers liabilities under the federal securities laws.

ITEM 16.	Exhibits and Financial Statement Schedules.

See the exhibit index, which is incorporated herein by reference.

ITEM 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(b) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(c) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrants pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(2) That, (a) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (b) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of Maryland on the 28th day of April, 2004.

CORVIS CORPORATION

By:	/s/ David R. Huber

David R. Huber Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned, a Director and/or Officer of Corvis Corporation, a Delaware corporation (the “Corporation”), does hereby constitute and appoint David R. Huber, Kim D. Larsen and Lynn D. Anderson, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that the attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this Registration Statement registration, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his name in his respective capacity as a member of the Board of Directors or Officer of the Corporation, the Registration Statement and/or any other form or forms as may be appropriate to be filed with the Securities and Exchange Commission as any of them may deem appropriate in respect of the common stock of the Corporation, to any and all amendments thereto, including post-effective amendments, to such Registration Statement, to any related Rule 462(b) Registration Statement and to any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his substitute or substitutes, may lawfully do or cause to be done by virtue of this prospectus.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the 28th day of April, 2004.

Signature	Position

/s/ David R. Huber David R. Huber	Chairman of the Board and Chief Executive Officer

/s/ Lynn D. Anderson Lynn D. Anderson	Senior Vice President, Chief Financial Officer and Treasurer

/s/ Timothy C. Dec Timothy C. Dec	Vice President, Chief Accounting Officer

/s/ Joseph R. Hardiman Joseph R. Hardiman	Director

/s/ Freeman A. Hrabrowski, III Freeman A. Hrabrowski, III	Director

/s/ David S. Oros David S. Oros	Director

/s/ Donald R. Walker Donald R. Walker	Director

INDEX OF EXHIBITS

Exhibit No.	Description

5.1	Opinion of Mayer, Brown, Rowe & Maw LLP

23.1	Consent of KPMG LLP

23.2	Consent of PricewaterhouseCoopers LLP

23.3	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature page of the initial registration statement)